UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

LOGICOM INC.

(Exact name of registrant as specified in its corporate charter)

000-51119

(Commission File No.)

Nevada (State or other jurisdiction of incorporation or organization)	N/A (I.R.S. Employer Identification No.)

Suite 600 – 625 Howe Street

Vancouver, British Columbia

V6C 2T6

(Address of principal executive offices)

604.683.6648

(Issuer's telephone number)

LOGICOM INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about June 24, 2005 to the holders of shares of common stock, par value $0.001 per share of Logicom Inc., a Nevada corporation incorporated as of January 23, 2004.

Pursuant to the terms of an affiliate stock purchase agreement made as of June 17, 2005 between Jing Hong, Kun Chi Wang, Wang Jian Zhou and Wayne Weaver, Jing Hong, Kun Chi Wang and Wang Jian Zhou sold, and Wayne Weaver purchased, an aggregate of 850,000 restricted shares of our common stock, for total proceeds of $170,000. Together these shares represent 38.20% of all of our issued and outstanding shares of common stock.

The terms and conditions of the affiliate stock purchase agreement are summarized below under the heading "The Agreement".

At the time, and as part, of closing of the sale and purchase under the affiliate stock purchase agreement, Mr. Gary Musil was appointed to our board of directors. He was also appointed as our President, Secretary and Treasurer. At the same time, Ms. Jing Hong resigned as our President, Secretary and Treasurer.

Effective June 17, 2005, our board of directors consisted of Gary Musil, Jing Hong, Kun Chi Wang and Wang Jian Zhou. Ms. Hong and Messrs. Wang and Zhou have expressed their intention to resign as directors and officers of our company to be effective ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

Following the effective date of Ms. Hong’s, Mr. Wang’s and Mr. Zhou’s resignation, our board of directors will be comprised of Gary Musil alone.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

THE AGREEMENT

Effective June 17, 2005, a total of 850,000 restricted shares of our common stock were transferred from Jing Hong, as to 300,000 shares, Kun Chi Wang, as to 300,000 shares and Wang Jian Zhou, as to 250,000 shares to Wayne Weaver of 19 Seaton Place, St. Helier, Jersey, Channel Islands JE4 8RZ.

The 850,000 shares will not be registered with the Securities and Exchange Commission or the securities commission of any state of the United States.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of our company

As of June 20, 2005 and the date of this Information Statement, there were and are 2,225,000 shares of our common stock issued and outstanding on a fully diluted basis after giving effect to the transfer of the 850,000 shares. Each shareholder is entitled to one vote for each share of our common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock known by us to be owned beneficially as of June 20, 2005 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of the voting securities of our company; (ii) each director and officer of our company; and (iii) directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Owner	Percent of Class (1) (2)
Common Stock	Jing Hong Marukoshihaitsu 201 1-6-12 Kurihara Adachi-ku, Tokyo, Japan Director	None (3)	N/A
Common Stock	Kun Chi Wang #39516, 105-10151 No. 3 Road Richmond, BC V7A 4R6 Director, Officer	None(4)	N/A
Common Stock	Wang Jian Zhou #39516, 105-10151 No. 3 Road Richmond, BC V7A 4R6 Director, Officer	None(5)	N/A
Common Stock	Gary Musil Suite 600 – 625 Howe Street Vancouver, BC V6C 2T6 Director, Officer	None	N/A
Common Stock	Directors and Officers (as a group)	None	N/A
Common Stock	Wayne Weaver 19 Seaton Place, St. Helier, Jersey, Channel Islands JE4 8RZ	850,000(6)	38.20%

(1) Regulation S-B under the Exchange Act, defines a beneficial owner of a security as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on June 20, 2005, and the date of this Information Statement.

(2) Based upon 2,225,000 issued and outstanding shares of common stock as of June 20, 2005 and as of the date of this Information Statement.

(3) Effective June 17, 2005, Jing Hong transferred the 300,000 shares of our common stock held by her to Wayne Weaver. No new control positions have been created as a result of the transfer.

(4) Effective June 17, 2005, Kun Chi Wang transferred the 300,000 shares of our common stock held by him to Wayne Weaver. No new control positions have been created as a result of the transfer.

(5) Effective June 17, 2005, Wang Jian Zhou transferred the 250,000 shares of our common stock held by him to Wayne Weaver. No new control positions have been created as a result of the transfer.

(6) As a result of the transfer of shares, Wayne Weaver acquired control of our company.

Changes in Control

On June 17, 2005, Wayne Weaver acquired 850,000 of our common shares from Jing Hong, as to 300,000 shares, Kun Chi Wang, as to 300,000 shares and Wang Jian Zhou, as to 250,000 shares, representing 38.20% of our issued and outstanding voting shares. The change in control is occurring primarily as a result of this transaction.

No voting trust, option to acquire or similar arrangements have been made with respect to the 850,000 shares by Wayne Weaver.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since
Gary Musil	54	President, Secretary, Treasurer and a Director	June 17, 2005
Jing Hong (1)	29	Director	January 23, 2004

Kun Chi Wang(1)	36	Chief Technology Officer and Director	January 23, 2004
Wang Jian Zhou(1)	63	Vice President and Director	January 23, 2004

(1) Ms. Hong and Messrs. Wang and Zhou have expressed their intention to resign as directors and officers of our company effective ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our shareholders.

Gary Musil:

Mr. Musil was appointed President, Secretary, Treasurer and a Director of our company on June 17, 2005. Mr. Musil is currently a Director of Liberty Star Gold Corp., a Securities and Exchange Commission reporting issuer, and has been a Director and Officer of two other Securities and Exchange Commission reporting issuers. Mr. Musil is also a Director and Officer of four TSX Venture Exchange listed public companies.

Jing Hong:

Ms. Hong was a co-founder of our company and served as our President, Treasurer and Secretary from January 23, 2004 to June 17, 2005 and has been one of our directors since January 23, 2004. Since 2000, Ms. Hong served as a director, chief technology officer of TeleWave International, a private system integration company in Beijing, China. From 1997 to 2000, Ms. Hong was the managing director of Creative Software Technologies Company Limited in Nanjing, China, which is a subsidiary of Creative Technologies Company Limited, a private software company in Japan. Ms. Hong was responsible for research, development planning, analysis and reporting. She holds BA degree from Southeast University in Jiangsu, China and a M.Sc. degree from University of Tokyo, Japan.

Kun Chi Wang:

Mr. Wang has served as our chief technical officer and as one of our directors since January 23, 2004. Since 1996 to 2003, Mr. Wang served as an assistant professor and professor of Nantong Institute of Technology. Mr. Wang holds Ph.D. in Computer Science from China Academy of Science in Beijing, China.

Wang Jian Zhou:

Mr. Zhou has served as our vice president and one of our directors since January 23, 2004. From 1980 to 2002, Mr. Zhou served as the assistant director of Jiangsu Province Post & Communication Bureau, a branch of the Ministry of Information Industry in Jiangsu Province, China. Mr. Zhou was responsible for policy, standard and price decision. He holds a bachelor degree from Beijing University in Beijing, China.

Board Meetings and Committees

Our board of directors held no formal meetings during the year ended March 31, 2005. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada

General Corporation Law and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions. Our board of directors believe that it is not necessary to have a standing audit or compensation committees at this time because the functions of such committees are adequately performed by our board of directors.

Our board of directors also is of the view that it is appropriate for us not to have a standing nominating committee because there are currently only four directors on our board of directors; these four directors have performed and will perform adequately the functions of a nominating committee. The directors on our board of directors, who perform the functions of a nominating committee, are not independent because they are also officers of our company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. Our board of directors has not adopted a charter for the nomination committee. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors. Our board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because we believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level. There are no specific, minimum qualifications that our board of directors believes must be met by a candidate recommended by our board of directors. The process of identifying and evaluating nominees for director typically begins with our board of directors soliciting professional firms with whom we have an existing business relationship, such as law firms, accounting firms or financial advisory firms, for suitable candidates to serve as directors. It is followed by our board of directors’ review of the candidates’ resumes and interview of candidates. Based on the information gathered, our board of directors then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last two years, none of the following persons has had any direct or indirect material interest in any transaction to which our company was or is a party, or in any proposed transaction to which our company proposes to be a party:

(a) any director or officer of our company;

(b) any proposed director of officer of our company;

(c) any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or

(d) any member of the immediate family of any of the foregoing persons (including a spouse, parents, children, siblings, and in-laws).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports that they file.

To the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

We reimburse our directors for expenses incurred in connection with attending board meetings, but did not pay directors’ fees or other cash compensation for services rendered as a director in the periods ended March 31, 2005 and 2004. No compensation of any kind has been paid, or is payable, to any of our executive officers in the periods ended March 31, 2005 and 2004.

Since our inception, we have not granted any stock options, long-term incentive plans, or stock appreciation rights.

We have no standard or other arrangements for compensating directors for their service in their capacity as directors, or for committee participation or special assignments.

We have not entered into any employment or consulting agreement with any of our directors or officers.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our directors or officers. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or officers, except that stock options may be granted at the discretion of our board of directors in the future.

We have no plans or arrangements in respect of remuneration received or that may be received by the officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Dated: June 23, 2005

By Order of the Board of Directors

LOGICOM INC.

/s/ Gary Musil

Gary Musil

President, Secretary, Treasurer and Director